SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXIDE TECHNOLOGIES
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Shares of common stock, Par Value $0.01 Per Share
(Title of Class of Securities)

302051206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway
Building 200
Alpharetta, Georgia 30004
(678) 566-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Person)
Copy to:
Timothy J. Melton
Edward B. Winslow
Jones Day
77 West Wacker, Suite 3500
Chicago, Illinois 60601-1692

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$1,994,190	$61.23
*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all eligible outstanding options to purchase 494,271 shares of common stock of Exide Technologies will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. This amount was previously paid.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61.23	Filing party: Exide Technologies
Form or Registration No.: Schedule TO	Date filed: November 16, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Exide Technologies (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 16, 2007, relating to the Company’s offer to amend certain stock options held by employees of the Company so that those options would not be subject to potential adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, upon the terms and subject to the conditions set forth in the Offer to Amend, dated November 16, 2007 (the “Offer to Amend”), a copy of which was filed with the Schedule TO on November 16, 2007 as Exhibit (a)(1). Except as amended or supplemented hereby, all terms of the Schedule TO and the Offer to Amend and all disclosure set forth in the Schedule TO and exhibits thereto remain unchanged.
Index to Summary Term Sheet.
          The information set forth under “Index to Summary Term Sheet” in the Offer to Amend is hereby amended as follows:
          The entry “What happens if my employment with Exide terminates on or after the Expiration Date but before the Amendment Date?” is deleted in its entirety.
Item 1.     Summary Term Sheet.
Item 2.     Subject Company Information.
Item 4.     Terms of the Transaction.
          The information set forth under “Summary Term Sheet” in the Offer to Amend is hereby amended as follows:
          The question “What happens if my employment with Exide terminates on or after the Expiration Date but before the Amendment Date?” and the answer set forth in the immediately following paragraph on page Q-4 are deleted in their entirety.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

EXIDE TECHNOLOGIES
By:	/s/ Gordon A. Ulsh
Gordon A. Ulsh
President, Chief Executive Officer and Director

Date:	December 3, 2007